March 11, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ocean Rig UDW Inc.
Registration Statement on Form F-4

Ladies and Gentlemen:

On behalf of our client, Ocean Rig UDW Inc. (the “Company”), we transmit electronically for filing under the Securities Act of 1933, as amended, the Company’s Registration Statement on Form F-4 (the “Registration Statement”), including exhibits thereto, relating to a change in the Company’s jurisdiction of incorporation from the Republic of the Marshall Islands to the Cayman Islands.

The Company intends to make this change by transferring its domicile from the Republic of the Marshall Islands to the Cayman Islands pursuant to Section 128 of the Republic of the Marshall Islands Business Corporations Act and continuing as an exempted company limited by shares in the Cayman Islands pursuant to Section 201 of the Companies Law (the “Redomiciliation”). On March 10, 2016, we submitted to the Division of Corporation Finance (the “Division”) – Office of Chief Counsel a request for no action (the “Request Letter”) relating to the Redomiciliation, requesting that the Division concur in our opinion that the Company’s proposed approach on compliance with the various requirements of the federal securities laws as described in the Request Letter is appropriate under applicable law, precedent and guidance from the Division and U.S. Securities and Exchange Commission.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223 or Edward S. Horton at (212) 574-1265.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe